

Investor Presentation

December 2015

Disclaimers

FORWARD-LOOKING INFORMATION

This presentation contains forward-looking statements and information. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "may," "could," "would," "should," "believe," "expect," "anticipate," "plan," "estimate," "target," "project," "intend" and similar expressions. These statements include, among others, statements regarding our expected performance and book value, anticipated returns and our investment, financing, and hedging strategies and means to implement the strategy.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management's beliefs and assumptions, which in turn are based on currently available information. These assumptions could prove inaccurate. Forward-looking statements also involve known and unknown risks and uncertainties, which could cause actual results that differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict.

All forward-looking statements speak only as of the date of this presentation. Except as required by applicable law, we are under no obligation to publicly update or revise any forward-looking statements, whether as a result of any new information, future events or otherwise. Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in "Risk Factors" section and elsewhere in our Form 10-K for the year ended December 31, 2014 and other documents filed with the Securities and Exchange Commission could harm our business, financial condition and results of operations and our ability to pay distributions to our stockholders.

Overview

Topic Point	Slide(s)
Management Experience	4
Independent Directors	5
Challenges of the Traditional Model	6
Orchid Business Model	7
Capital Allocation Process	8
Creating Desired Rate Profile	9
Security Selection and Considerations	10 – 14
Risk Mitigation	15
MBS Portfolio Characteristics	16
Credit Counterparties and Trade Activity	17
Growth and Dividend History	18
Sector Analysis	19
Eurodollar Introduction	20
Total Rate Of Return Scenarios	26

Management Experience

Robert E. Cauley
Chief Executive Officer, President and Chairman of the Board

21 years of industry experience

- **Position at Orchid:** Chairman, President and CEO since August 2010

- **2008 - Present:** CEO and Chairman of the Board of Bimini

- **2003 - 2008:** Bimini Co-Founder; Vice-Chairman, CFO and CIO of Bimini

- **1996 - 2003:** Vice-President and Portfolio Manager; Federated Investors

- **1994 - 1996:** ABS/MBS structuring desk; Lehman Brothers

- **1992 - 1994:** Credit Analyst; Barclays Bank, PLC

G. Hunter Haas, IV
Chief Financial Officer, Secretary, Chief Investment Officer and Director

14 years of industry experience

- **Position at Orchid:** CFO, CIO and Secretary since August 2010

- **2008 - Present:** President, Chief Investment Officer and Chief Financial Officer of Bimini

- **2004 - 2008:** Senior Vice-President and head of Mortgage Research of Bimini

- **2002 - 2004:** Vice President, Servicing Asset Risk Management; National City

- **2001 - 2002:** Assistant Vice President, Capital Markets Finance Group; HomeSide Lending

Jerry Sintes
Vice President, Controller and Treasurer

27 years of industry accounting and audit experience

- **Position at Orchid:** Vice President and Treasurer since August 2010

- **2007 - Present:** Vice President and Controller of Bimini

- **2006 - 2007:** Vice President and Assistant Controller: Riverside National Bank

- **2003 - 2005:** Chief Financial Officer: Guaranty Savings Homestead Association and GS Financial Corp

- **1992 - 2003:** Audit manager; Bain, Freibaum, Sagona & Co., LLP

- **1988 – 1992:** Audit Senior; Whitney National Bank

- Certified Public Accountant, Member AICPA

Independent Directors

John B. Van Heuvelen

Position at Orchid: Lead Independent Director; audit committee chair and financial expert, member of compensation committee.

Board Memberships:

2009 – Present: Hallador Energy Company (Nasdaq: HNRG): audit committee chair.

2002 – Present: MasTec, Inc (NYSE: MTZ): Currently the lead outside director and member of audit committee; past chairman of the audit committee and financial expert from 2004-2009.

2005 – 2007: LifeVantage, Inc. (OTC: LFVN)

Experience:

President of Morgan Stanley Dean Witter Trust Company from 1993 - 1999

W Coleman Bitting

Position at Orchid: Independent Director, compensation committee chair and member of nominating and governance committee.

Experience:

23 Years Industry Experience

2007 – Present: Maintains a private consulting practice focused on REITs.

2000 – 2007: Founding Partner and Head of Corporate Finance; Flagstone Securities.

Prior to Flagstone: Senior equity research position; Stifel, Nicolaus & Co. Inc. and Kidder, Peabody & Co., Inc.

Frank P. Filipps

Position at Orchid: Independent Director, member of audit, compensation, and nominating and governance committees.

Board Memberships:

1995 – Present: Impac Mortgage Holdings, Inc. (Amex: IMH): chair of audit committee.

2002 – Present: Primus Guaranty, Ltd (NYSE: PRS): chair of compensation committee from 2002-2006 and chair of the nominating and governance committee from 2007 – 2011.

2010 – Present: Fortegra Financial Corp. (NYSE: FRF); chairman of the nominating and governance committee from 2010 – 2011, member of audit committee since 2010 and chair of the compensation committee since 2012.

Experience:

2005 – 2008 Chairman and CEO of Clayton Holdings (Nasdaq: Clay)

1992 – 2005 Chairman and CEO Radian Group, Inc.

1975 – 1992 Various executive positions at AIG including founder, president and CEO of AIG Capital Corp.

Ava L. Parker

Position at Orchid: Independent Director, nominating and governance committee chair, and member of audit committee.

Board Memberships:

2015 - Appointed as the first female President of Palm Beach State College.

2006 - Present: Jacksonville Transportation Authority Board; Past chairman

2010 – 2012: Immediate Prior Chairman of the State of Florida Board of Governors of the State University System; Reappointed by Governor Rick Scott in Jan. 2012.

Experience:

Lawrence & Parker PA: Partner

Linking Solutions, Inc.: President

Challenges of the Traditional Model

The traditional REIT investment model: Repo-funded pass-through securities

Price Risk

- Holders of premium priced Agency RMBS are vulnerable to losses if prepayments rise unexpectedly
- Limited further price appreciation with premium Agency RMBS, but risk of accelerated price declines remain as rates rise

Reinvestment Risk

- Agency RMBS prepay faster in low rate environments
  - But capital has to be deployed in a less attractive investment environment due to higher RMBS prices

Maturity Risk

- Short term repo funding comes due before the assets pay off creating funding risk
- Traditional REIT model assumes the ability to continuously roll-over maturing liabilities

Counterparty Risk

- Deteriorating counterparty financial condition can result in funding instability
  - Risk that all funding counterparties pull back simultaneously

Equity Issuances vs. Agency Prices(1)


$ in 000s
Dollars ($)
Agency Mortgage REIT Equity Issuances
Price of Fannie 4.5%
3,000
2,700
2,400
2,100
1,800
1,500
1,200
900
600
300
0
110
106
102
98
94
90
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15

Traditional Pass-Through Profile


(return on allocated equity vs. interest rate shock)
50
25
0
-25
-50
-75
-100
% Change in Book Value
-200
-100
-50
0
+50
+100
+200
Pass-through + Hedge
Pass-through Profile
% Change in Interest Rate (BPs)

(1) Source: Bloomberg

The Orchid Island Business Model

Model Overview

- Capital allocated to two sub-portfolios

  1 A levered pass-through portfolio utilizing funding hedges

  2 A structured securities portfolio

- The two sub-portfolios act as hedges for one another – enhancing book value stability

Model Benefits

- Same expected returns as traditional levered pass-through strategies employed by peers

- Greater book value stability – leading to a higher Sharpe Ratio

- Less reliance on funding since not all of our capital is levered

Model Implementation

- Capital allocation process

- Security selection process

- Funding hedge design and execution

- Risk monitoring process

Capital Allocation Process


Management seeks a certain rate profile based on market conditions and expectations
Portfolio is constructed – blending structured securities and hedged pass-through sub-portfolios to achieve the desired profile
An assessment of the income generation potential of the portfolio is made
Consideration of confidence in ability to hedge secondary risks – funding costs, volatility, curve shape changes
Adjustments are made if needed – but the desired BV profile always takes priority
Over time, market conditions or management's expectations may change
ORCHIDISLAND
CAPITAL

Creating the Desired Rate Profile

Asset Selection

- Structured Agency RMBS typically exhibit different sensitivity to interest rate movements – often inversely correlated with pass-throughs

Book Value Stability

- The combined portfolios exhibit far less interest rate sensitivity and may be constructed to reflect management bias/expectations

Embedded Leverage

- Strategy does not require as much explicit leverage, yet has a comparable return profile to hedged Agency pass-throughs

*This example is for illustrative purposes only and does not reflect Orchid Island's projections or forecasts.





Security Selection – Pass Through Portfolio

	① Security Attribute	② Examples	③ Risk Considerations
Security Characteristics	▪ Type of MBS, maturity, coupon, age	▪ Fixed or ARM, 30 year, 15 year, premium or discount, new vs. seasoned	▪ Duration and convexity – extension risk
Relative Value Considerations	▪ Form of call protection – if any, prepayment expectations ▪ Rich/cheap of sector, coupon, call protection pay-ups	▪ Low loan balance, credit impaired borrower, new, geographic concentrations ▪ 30 year rich/cheap to 15 year or hybrids, relative demand for call protection, premiums for high quality call protection versus marginal forms	▪ Prepayment expectations and the need for call protection, realized versus model duration and convexity ▪ Relative value can change or expectations prove inaccurate ▪ Pay back period vs. specified carry advantage
Risk Management Integration	▪ Duration and convexity characteristics of security, prepayment expectations and cash management considerations	▪ Securities are run on one of the models available to us, and we assess the model output versus our expectations	▪ Overall performance of security versus expectations – impact on overall risk, management effectiveness

Wells Fargo Production Specified Pool Payups



Security Selection – Structured Securities Portfolio

	1 Security Attribute	2 Examples	3 Risk Considerations
Security Characteristics	Type of security and structure	IO vs IIO; PAC, XPAC, Sequential, PT, Excess Servicing	Interest rate duration, spread duration, convexity
Collateral Characteristics	IO's and IIO's are levered plays on prepayments – the consequences of incorrect speed expectation are magnified versus pass through securities	Term (30/20/15/10 year), loan balance, credit quality, new versus seasoned, geographic concentrations	Prepayments realized if available mortgage rates change materially; turn-over assumptions
Income Potential – GAAP and Tax	The interplay of price & speed expectations drive income potential. For tax additional considerations apply	Securities offering significant up-rate protection may have low or negative carry and visa versa; for tax time of purchase versus security issue date	In the current interest rate environment income potential is a secondary consideration versus up rate protection
Risk Management Integration	Rate profile, duration and convexity characteristics, prepayment expectations	IO's – less carry/better rate protection IIO's better carry/less rate protection	Overall performance of security versus expectations – impact on overall risk, management effectiveness

12

Security Holding Period Considerations

A significant component of the security selection process is the decision of how long to own an asset

Security Specific Factors to Consider

▪Prepayment models base prepayment projections on several variables. Prepayment behavior drives income generation and price performance of securities, so management evaluates the same variables before acquiring a security and when determining how long to hold it.

▪The significance of these variables manifest themselves in the specified pool market – the market recognizes what loan/borrower variables impact refinancing activity the most and securities that possess features that result in a lower sensitivity to a given refinance incentive are packaged together when sold.

-Securities that possess "call protection" features typically command higher prices than those that do not – the difference is referred to as the "pay-up".

-Pay-ups vary over time – primarily as the value of call protection varies (i.e. as rates +/-, pay-ups -/+).

-If the call protection decreases as the loans age the pay-up will decline as well.

▪Generally borrowers do not refinance their loan for at least a few months after origination – therefore newer loans typically exhibit less rate sensitivity initially. The market may demand a small pay-up for new loans.

▪When considering a specified/call protected pool for purchase, management evaluates the pay-up demanded versus the incremental income expected to be generated and determines how long the security will need to be held to recapture the pay-up – is this period reasonable?

▪Once acquired, management evaluates all pass through assets from this perspective – what, if any, call protection does the asset have remaining and what is the market price for this protection.

▪Management constantly evaluates the call protection offered by the security as market conditions and prepayment expectations change over time.

▪Management evaluates the prospects for pay-ups going forward when determining how long to hold a security.

-Is it time to harvest gains/cut losses?

Security Holding Period Considerations

Portfolio specific factors result from the risk management function and the desire to maintain stable book value.

Portfolio Specific Factors to Consider

- The pay-ups for call protection can be very volatile and materially alter the convexity of a security. This volatility is very difficult to hedge and impacts the effectiveness of the risk management function.

    -Management prefers call protected securities with lower pay-ups for this reason.

- Changes in management's outlook on rates and/or the MBS market will determine what securities to hold in the portfolio – this can lead to repositioning of the portfolio from time to time and therefore impact holding periods.

- The capital allocation process, as part of the risk management function, can necessitate changes to portfolio composition.

Risk Mitigation

The primary risk monitored is the expected impact on our book value of various interest rate shocks.

- We use "Yield Book" to run the shocks and test the sensitivity of the portfolio to instantaneous parallel shifts of the entire term structure of rates.

  -Up and down scenarios are run – for 50, 100 and 200 basis point shocks.

- The shocks are run and the results published monthly with our dividend announcement.

- Shocks are run throughout the month, at least weekly, and as market conditions warrant.

Management views the model derived results in the context of the following:

- The realization that interest rate movements are unlikely to be instantaneous nor perfectly parallel.

- That most assets and hedge instruments may behave differently in such scenarios than as predicted by the model.

- Management focuses on scenarios that pose the greatest risk to the portfolio, the likelihood of such outcomes and management's expectations of realized versus model predicted results.

  -Management forms revised expectations of the performance of the portfolio under scenarios deemed to represent the greatest risk based on a synthesis of model output and management judgment.

  -In addition to monitoring the most likely risks, management runs portfolio scenarios to quantify the risks of outcomes outside of managements expectations - i.e., what if we are wrong?

- Cash and liquidity positions are monitored daily and projections for rolling 30 day periods are prepared.

  -Cash and liquidity needs are considered in the context of potential adverse market moves.

MBS Portfolio Characteristics

MBS Valuation Characteristics

(in thousands of $s)

Asset Category	Current Face	Fair Value	Current Price	Percentage of Portfolio	Weighted Average Coupon	Realized October 2015 CPR (Reported in Nov)
As of October 30, 2015						
Adjustable Rate MBS	$ 2,809	$ 2,995	106.59	0.15%	3.62%	0.23%
10-1 Hybrid Rate MBS	52,696	53,882	102.25	2.67%	2.55%	9.55%
Total Hybrid Adjustable Rate MBS	52,696	53,882	102.25	2.67%	2.55%	9.55%
15 Year Fixed Rate MBS	101,120	106,719	105.54	5.30%	3.28%	7.47%
20 Year Fixed Rate MBS	401,856	432,014	107.50	21.44%	4.00%	3.30%
30 Year Fixed Rate MBS	1,207,635	1,311,534	108.60	65.08%	4.35%	7.94%
Total Fixed Rate MBS	1,710,610	1,850,267	108.16	91.81%	4.20%	6.84%
Total Mortgage-backed Pass-through MBS	1,766,116	1,907,144	107.99	94.63%	4.16%	6.91%
Interest-Only Securities	525,560	63,196	12.02	3.14%	3.59%	14.02%
Inverse Interest-Only Securities	222,499	44,986	20.22	2.23%	6.16%	12.88%
Structured MBS	748,059	108,181	14.46	5.37%	4.66%	13.72%
Total Mortgage Assets	$ 2,514,175	$ 2,015,325		100.00%	4.18%	8.89%

MBS Assets by Agency

(in thousands of $s)

As of October 30, 2015	Fair Value	Percentage of Portfolio
Fannie Mae	$ 1,634,651	81.1%
Freddie Mac	363,764	18.0%
Ginnie Mae	16,911	0.8%
Total Portfolio	$ 2,015,325	100%

Investment Company Act of 1940 (Whole Pool) Test

(in thousands of $s)

As of October 30, 2015	Fair Value	Percentage of Portfolio
Whole Pool Assets	$1,542,819	76.6%
Non Whole Pool Assets	472,506	23.4%
Total Portfolio	$2,015,325	100%

Credit Counterparties & Trading Activity

Repurchase Agreement Exposure By Counterparty

(in thousands of $s)

As of October 30, 2015	Total Borrowings	% Of Total Debt	Weighted Average Maturity in Days	Longest Maturity
Barclays Capital Inc	$10,136	0.56%	14	11/13/2015
Merrill Lynch, Pierce, Fenner & Smith Inc	82,326	4.51%	17	11/16/2015
Cantor Fitzgerald & Co	131,505	7.21%	15	11/18/2015
Citigroup Global Markets Inc	103,211	5.66%	16	1/19/2016
CRT Capital Group, LLC	45,190	2.48%	20	11/23/2015
Daiwa Securities America Inc.	75,388	4.13%	11	11/12/2015
ED&F Man Capital Markets Inc	92,619	5.08%	18	11/25/2015
Goldman, Sachs & Co	156,955	8.61%	26	11/25/2015
Guggenheim Securities, LLC	40,057	2.20%	26	11/30/2015
ICBC Financial Services LLC	117,579	6.45%	14	11/19/2015
J.P. Morgan Securities LLC	85,803	4.70%	15	11/30/2015
KGS-Alpha Capital Markets, L.P	101,759	5.58%	12	11/19/2015
Mitsubishi UFJ Securities (USA), Inc	112,740	6.18%	19	11/30/2015
Mizuho Securities USA, Inc	127,625	7.00%	14	11/23/2015
Morgan Stanley & Co	49,292	2.70%	10	11/9/2015
Natixis, New York Branch	72,830	3.99%	12	12/1/2015
Nomura Securities International, Inc.	97,540	5.35%	19	11/23/2015
RBC Capital Markets, LLC	100,559	5.51%	19	11/23/2015
South Street Securities, LLC	80,845	4.43%	17	11/20/2015
Suntrust Robinson Humphrey, Inc	4,366	0.24%	21	11/20/2015
Wells Fargo Bank, N.A.	135,437	7.43%	13	11/13/2015
Total Borrowings	**$1,823,762**	**100%**	**17**	**1/19/2016**

Growth and Dividend History

Portfolio Size as a Percentage of March 31, 2013 Level



Dividends as a Percentage of March 31, 2013 Level



- Portfolio losses were significant enough for many Agency REITs that they either explicitly increased their leverage or were forced to sharply reduce the size of their portfolios in order to maintain the same leverage ratio.

- For those with smaller portfolio sizes, or more fully hedged portfolios resulting from increased leverage, dividend cuts were inevitable.

Sector Analysis

Comparables: Agency REIT Analysis as of 09/30/2015 (other than as indicated below)

(data in millions, excluding per share amounts)

Company	Ticker	Market Cap [1]	Current Stock Price [1]	Q32015 Book Value Per Share	Current Dividend Annualized	Current Dividend Yield [2]	Current Price to Book Ratio [3]	YTD Return on Equity [4]	1-Year Return on Equity [4]	2-Year Return on Equity [4]	Return on Equity Since ORC IPO [4][5]
Orchid Island Capital, Inc.	**ORC**	**$193.3**	**$8.88**	**$11.69**	**$1.68**[*]	**18.9%**	**76.0%**	**1.0%**	**3.5%**	**17.8%**	**10.9%**
Capstead Mortgage Corp.	**CMO**	$924.7	$9.65	$11.96	$1.04	10.8%	80.7%	2.6%	4.6%	17.5%	11.3%
Western Asset Mortgage Capital Corp.	**WMC**	$478.7	$11.42	$13.26	$2.40	21.0%	86.1%	1.5%	4.0%	12.1%	5.5%
Anworth Mortgage Asset Corp.	**ANH**	$489.6	$4.77	$6.26	$0.60	12.6%	76.2%	3.5%	8.0%	24.8%	8.2%
CYS Investments, Inc.	**CYS**	$1,195.1	$7.72	$9.59	$1.04	13.5%	80.5%	-0.7%	5.8%	18.7%	-1.6%
Annaly Capital Management, Inc.	**NLY**	$9,430.4	$9.95	$11.99	$1.20	12.1%	83.0%	-1.6%	2.5%	13.3%	-0.3%
American Capital Agency Corp.	**AGNC**	$6,219.1	$17.83	$23.00	$2.40[*]	13.5%	77.5%	-3.3%	0.0%	11.4%	3.7%
Hatteras Financial Corp	**HTS**	$1,384.8	$14.31	$19.69	$1.80	12.6%	72.7%	-4.1%	-3.0%	10.9%	-11.7%
ARMOUR Residential REIT, Inc.	**ARR**	$898.5	$20.52[3]	$29.05	$3.96[*]	19.3%	70.6%	-9.0%	-9.5%	-9.8%	-22.8%
					Mean	14.4%	78.4%	-1.4%	1.6%	12.4%	-1.0%
					Median	13.0%	79.0%	-1.1%	3.2%	12.7%	1.7%

Source: Company SEC Filings, press releases and Bloomberg data

*Indicates monthly dividend payer.

(1) Data as of 10/30/2015.

(2) Calculated as the Current Dividend Annualized divided by the Current Stock Price.

(3) Calculated as the Current Stock Price divided by the Q32015 Book Value Per Share.

(4) Calculated as the sum of dividends paid plus the change in book value for each respective period divided by book value at the beginning of each respective period.

(5) ORC IPO date 02/13/2013; Q12013 book value used for calculation.



Eurodollar Introduction

Eurodollar Introduction

Contract Description and Hedging

- Each contract is a traded future on a 1 or 3 month LIBOR denominated deposit rate
    - For simplicity this presentation focuses on the quarterly contracts which cash settle on each March, June, September and December

- At the settlement date the final value of each contract is determined by subtracting the prevailing 3-Month LIBOR rate from a price of 100
    - As the expectation for 3-Month LIBOR increases the price of the contract declines
    - By taking a short position in one or a series of Eurodollar futures the hedger enters into a trade which increases in value as rates / expected funding costs rise

GAAP Accounting:

- The Company designates all Eurodollar contracts as Level I assets pursuant to ASC 820
    - Level I asset values are readily observable and, in the case of Eurodollar futures, quoted trade levels published by a number of data providers
        - Note: While swaps are considered highly liquid, they are typically considered Level II assets

- Fair Value Option - The Company has elected not to treat any of its derivative financial instruments as hedges. FASB ASC Topic 815, Derivatives and Hedging, requires that all derivative instruments be carried at fair value. Changes in fair value are recorded in earnings for each period

Eurodollar Introduction

…Continued

- Eurodollar futures trade in $1 million dollar notional values per contract
  - To replicate the $1 billion swap hedge the Company would sell-short 1,000 contracts for each sequential quarterly expiry over the next 20 quarters in order to achieve the desired 5 year hedge period (see Eurodollar Exhibit 1)

    - By shorting each of these contracts the Company locks-in a fixed, Eurodollar based, hedge, which is economically the same as entering into a pay fixed swap (in reality there are de-minimis differences between the forward and futures rates)

- Since the contracts represent highly liquid and highly visible market clearing levels for discrete 3-month LIBOR deposit rates in the future, the implied yields are frequently used in swap models to determine forward rates and thereby used to solve for the fixed swap rate

- While the economics of the Eurodollar and swap hedges are virtually identical, there are important income, book value, and tax implications associated with each hedge type
  - In the illustrative example when the Company enters into the 5 year pay fixed swap it executes one trade vs. shorting several contracts throughout time

  - As discussed, the rates implied by the price of each Eurodollar future sets a forward rate. Rather than having one average fixed rate which equates to the average of the forward rates, the Eurodollar futures "lock-in" several quarterly rates over the horizon of the hedging period

Eurodollar Exhibit 1: Illustrative Position

Illustrative Eurodollar Position

Contract	Long / Short	Position	Notional Balance	Current Price	Implied Forward	Cumulative Forward Rate	+ 100 BP Shock Price	+ 100 BP Shock P&L	Initial Margin Per Contract	Initial Margin Requirement
EDZ5 Comdty	Short	-1000	(1,000,000,000)	99.53	0.47	0.47	98.53	2,500,000	275	(275,000)
EDH6 Comdty	Short	-1000	(1,000,000,000)	99.36	0.64	0.56	98.36	2,500,000	425	(425,000)
EDM6 Comdty	Short	-1000	(1,000,000,000)	99.21	0.79	0.63	98.21	2,500,000	425	(425,000)
EDU6 Comdty	Short	-1000	(1,000,000,000)	99.05	0.95	0.71	98.05	2,500,000	425	(425,000)
EDZ6 Comdty	Short	-1000	(1,000,000,000)	98.89	1.11	0.79	97.89	2,500,000	550	(550,000)
EDH7 Comdty	Short	-1000	(1,000,000,000)	98.74	1.26	0.87	97.74	2,500,000	550	(550,000)
EDM7 Comdty	Short	-1000	(1,000,000,000)	98.60	1.41	0.95	97.60	2,500,000	550	(550,000)
EDU7 Comdty	Short	-1000	(1,000,000,000)	98.47	1.54	1.02	97.47	2,500,000	550	(550,000)
EDZ7 Comdty	Short	-1000	(1,000,000,000)	98.34	1.66	1.09	97.34	2,500,000	575	(575,000)
EDH8 Comdty	Short	-1000	(1,000,000,000)	98.24	1.77	1.16	97.24	2,500,000	575	(575,000)
EDM8 Comdty	Short	-1000	(1,000,000,000)	98.14	1.86	1.22	97.14	2,500,000	575	(575,000)
EDU8 Comdty	Short	-1000	(1,000,000,000)	98.06	1.94	1.28	97.06	2,500,000	575	(575,000)
EDZ8 Comdty	Short	-1000	(1,000,000,000)	97.97	2.03	1.34	96.97	2,500,000	600	(600,000)
EDH9 Comdty	Short	-1000	(1,000,000,000)	97.91	2.10	1.39	96.91	2,500,000	600	(600,000)
EDM9 Comdty	Short	-1000	(1,000,000,000)	97.84	2.16	1.45	96.84	2,500,000	600	(600,000)
EDU9 Comdty	Short	-1000	(1,000,000,000)	97.78	2.22	1.49	96.78	2,500,000	600	(600,000)
EDZ9 Comdty	Short	-1000	(1,000,000,000)	97.72	2.29	1.54	96.72	2,500,000	650	(650,000)
EDH0 Comdty	Short	-1000	(1,000,000,000)	97.66	2.34	1.59	96.66	2,500,000	650	(650,000)
EDM0 Comdty	Short	-1000	(1,000,000,000)	97.60	2.40	1.63	96.60	2,500,000	650	(650,000)
EDU0 Comdty	Short	-1000	(1,000,000,000)	97.54	2.46	1.67	96.54	2,500,000	650	(650,000)
Total / Average		**-20,000**		**98.33**	**1.67**	**1.67**	**97.33**	**50,000,000**	**553**	**(11,050,000)**

Source: Bloomberg

Eurodollar Exhibit 2: Market Depth

Source: Bloomberg

March 16 Eurodollar Contract – Yield History


EDH6 199.365 +.005 ic99.360/99.365 71932x1649 Prev 99.360
At 15:58d Vol 136253 Op 99.360 Hi 99.370 Lo 99.355 OpenInt 1363435
EDH6 COMB Comdty
95) Compare
96) Actions
97) Edit
Yield Chart
01/02/2013 - 11/24/2015
Last Yield
Mov Avg
No Lower Chart
USD
1D 3D 1M 6M YTD 1Y 5Y Max Daily
Table
Security/Study
Event
Last Yield To Convention 0.635
High on 09/05/13 2.200
Average 1.127
Low on 10/14/15 0.440
2.000
1.500
1.000
0.635
0.500
Mar Jun Sep Dec Mar Jun Sep Dec Mar Jun Sep
2013 2014 2015
Australia 61 2 9777 8600 Brazil 5511 2395 9000 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2015 Bloomberg Finance L.P.
SN 295267 H464-3552-0 24-Nov-15 16:08:39 EST GMT-5:00

Source: Bloomberg



Total Rate of Return Scenarios

Taxable Income and Book Value

Scenario A: LIBOR Remains at 25bps (Repo at 35bps) for 5 Years
Beginning BV $10 / Share

	Share Count	MBS Interest	Repo Interest	Swap Hedge					Eurodollar Hedge				
				Interest Expense Hedge Adjustment	Taxable Income	Mark to Market	Ending Book Value	Annual Total Return	Interest Expense Hedge Adjustment	Taxable Income	Mark to Market	Ending Book Value	Annualized TROR**
Year 1	10,000,000	$14,100,000	$ (1,995,000)	($6,270,000)	$5,835,000	($3,573,221)	$9.64	2%	($840,750)	$11,264,250	$ (9,114,158)	$9.09	2%
Year 2	10,000,000	$14,100,000	$ (1,995,000)	($6,270,000)	$5,835,000	($2,592,438)	$9.38	3%	($4,289,250)	$7,815,750	$ (4,565,843)	$8.63	4%
Year 3	10,000,000	$14,100,000	$ (1,995,000)	($6,270,000)	$5,835,000	($1,163,407)	$9.27	5%	($7,410,000)	$4,695,000	$ -	$8.63	5%
Year 4	10,000,000	$14,100,000	$ (1,995,000)	($6,270,000)	$5,835,000	$1,913,866	$9.46	8%	($8,855,093)	$3,249,907	$ 4,565,843	$9.09	9%
Year 5	10,000,000	$14,100,000	$ (1,995,000)	($6,270,000)	$5,835,000	$5,415,200	$10.00	12%	($9,954,908)	$2,150,093	$ 9,114,158	$10.00	12%
Total	10,000,000	$70,500,000	$ (9,975,000)	($31,350,000)	$29,175,000	$0	$10.00	6%	($31,350,000)	$29,175,000	$ -	$10.00	6%

*This example is for illustrative purposes only and does not reflect Orchid Island's projections or forecasts.
**Total Rate of Return

- MBS interest remains constant
- Repo interest remains constant

Swap Hedge
- Taxable interest expense is increased in equal increments over the horizon period as the swap rolls down the curve.
- Taxable income is constant resulting from the pay fixed swap. The lower than initially anticipated floating rate inflows are offset by lower than expected repo rates.
- The negative mark to market resulting from lower than expected rates is monetized over time which offsets the impact on book value. Total return gradually increases for the same reason.

Eurodollar Hedge
- Taxable interest expense rises over the horizon as the largest market to market hit occurs on contracts in the 4-5 year range.
- Taxable income decreases as hedge losses are monetized over time. Alternatively the mark to market impact is higher when there are a large number of hedges outstanding.
- While taxable income is the lowest in Year 5, the MBS interest income is unchanged. The large difference between MBS interest net of repo funding expense and the taxable income distribution requirement creates an increase in book value.

Taxable Income and Book Value

Scenario B: Forward Curve Exactly Realized Forward Repo / LIBOR Spread 10bps - Beginning BV $10 / Share

| | Share Count | MBS Interest | Repo Interest | Swap Hedge | | | | | Eurodollar Hedge | | | | |
				Interest Expense Hedge Adjustment	Taxable Income	Mark to Market	Ending Book Value	Annual Total Return	Interest Expense Hedge Adjustment	Taxable Income	Mark to Market	Ending Book Value	Annualized TROR**
Year 1	10,000,000	$14,100,000	$ (2,835,750)	($5,556,607)	$5,707,643	$0	$10.00	6%	$0	$11,264,250	$ -	$10.00	11%
Year 2	10,000,000	$14,100,000	$ (6,284,250)	($2,029,861)	$5,785,889	$0	$10.00	6%	$0	$7,815,750	$ -	$10.00	8%
Year 3	10,000,000	$14,100,000	$ (9,405,000)	$1,132,959	$5,827,959	$0	$10.00	6%	$0	$4,695,000	$ -	$10.00	5%
Year 4	10,000,000	$14,100,000	$(10,850,093)	$2,674,998	$5,924,905	$0	$10.00	6%	$0	$3,249,907	$ -	$10.00	3%
Year 5	10,000,000	$14,100,000	$(11,949,908)	$3,778,512	$5,928,604	$0	$10.00	6%	$0	$2,150,093	$ -	$10.00	2%
Total	10,000,000	$70,500,000	$(41,325,000)	$0	$29,175,000	$0	$10.00	6%	$0	$29,175,000	$ -	$10.00	6%

*This example is for illustrative purposes only and does not reflect Orchid Island's projections or forecasts.
**Total Rate of Return

- MBS interest remains constant
- Repo interest gradually increases over time as forwards are realized

Swap Hedge
- Taxable interest expense is increased in years 1 and 2 resulting from swap fixed rate outflows being higher than swap floating rate inflows. Since forwards are realized there is no mark to market adjustment in any period.
- Taxable income is steady over the smoothed hedge period.

Eurodollar Hedge
- Taxable interest expense is unchanged because the forwards are settled / covered at the same price that the shorts were initiated (forwards realized). Mark to market is $0 for the same reason.
- Taxable income decreases as repo rates gradually rise.
- Total return, MBS Interest, Repo Interest, Taxable Income, Book Value and Mark to Market are identical for each hedge instrument.

Taxable Income and Book Value

Scenario C: Realized +100bps Instantaneous Parallel Curve Shift - Repo / LIBOR Spread 10bps - Beginning BV $10 / Share

				Swap Hedge					Eurodollar Hedge				
	Share Count	MBS Interest	Repo Interest	Interest Expense Hedge Adjustment	Taxable Income	Mark to Market	Ending Book Value	Annual Total Return	Interest Expense Hedge Adjustment	Taxable Income	Mark to Market	Ending Book Value	Annualized TROR**
Year 1	10,000,000	$14,100,000	$ (8,535,750)	$270,750	$5,835,000	$18,148,451	$11.81	24%	$5,700,000	$11,264,250	$22,800,000	$12.28	34%
Year 2	10,000,000	$14,100,000	$(11,984,250)	$3,719,250	$5,835,000	($8,967,155)	$10.92	-3%	$5,700,000	$7,815,750	$ (5,700,000)	$11.71	2%
Year 3	10,000,000	$14,100,000	$(15,105,000)	$6,840,000	$5,835,000	($6,578,655)	$10.26	-1%	$5,700,000	$4,695,000	$ (5,700,000)	$11.14	-1%
Year 4	10,000,000	$14,100,000	$(16,550,093)	$8,285,093	$5,835,000	($3,741,098)	$9.89	2%	$5,700,000	$3,249,907	$ (5,700,000)	$10.57	-2%
Year 5	10,000,000	$14,100,000	$(17,649,908)	$9,384,908	$5,835,000	$1,138,457	$10.00	7%	$5,700,000	$2,150,093	$ (5,700,000)	$10.00	-3%
Total	10,000,000	$70,500,000	$(69,825,000)	$28,500,000	$29,175,000	$0	$10.00	6%	$28,500,000	$29,175,000	$ -	$10.00	6%

*This example is for illustrative purposes only and does not reflect Orchid Island's projections or forecasts.
**Total Rate of Return

- MBS interest remains constant
- Repo interest increases sharply and continues to increase as forwards are realized

Swap Hedge
- Taxable interest expense is decreased at an increasing rate resulting from swap fixed rate outflows being far lower than swap floating rate inflows.
- Mark to market, all else equal, is large in the rate shock year and then unwinds to $0 over time. The same is true of book value and total rate of return.
- Taxable income is steady over the smoothed hedge period.

Eurodollar Hedge
- Taxable interest expense is decreased evenly over time. This corresponds to the 100bps parallel shift across the curve. Mark to market is large in Year 1 and then unwinds to $0 as the hedge gains are monetized into taxable income.
- Taxable income decreases as repo rates gradually rise.
- Horizon Total return, MBS Interest, Repo Interest, Taxable Income, Book Value and Mark to Market are identical for each hedge instrument.